EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

PIEDMONT COMMUNITY BANK GROUP, INC.

I.

The name of the corporation is Piedmont Community Bank Group, Inc. (the “Corporation”).

II.

Article 4 of the Articles of Incorporation of the Corporation shall be amended to incorporate therein as Article 4.C the designation of rights, privileges, preferences and limitations of the Series A Preferred Stock as set forth in Attachment I to these Articles of Amendment.

III.

All other provisions of the Articles of Incorporation shall remain in full force and effect.

IV.

This amendment was duly adopted by the Corporation’s Board of Directors on March 3, 2009 without shareholder action in accordance with Section 14-1-602 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed and attested by its duly authorized officers as of the 3rd day of March, 2009.

PIEDMONT COMMUNITY BANK GROUP, INC.

By: /s/ R. Drew Hulsey, CEO

[CORPORATE SEAL]

ATTEST: /s/ Julie Simmons, Secretary

ATTACHMENT I

PIEDMONT COMMUNITY BANK GROUP, INC.

SERIES A PREFERRED STOCK

Relative Rights, Preferences and Other Terms

As Designated by the Board of Directors

1.	Certain Definitions.

Unless the context otherwise requires, the terms defined in this Section 1 shall have, for all purposes of this Certificate of Designation, the meanings herein specified (with terms defined in the singular having comparable meanings when used in the plural).

Common Stock. The term “Common Stock” shall mean the no par value voting common stock of the Company.

Company. The term “Company” shall mean Piedmont Community Bank Group, Inc., a Georgia corporation.

Junior Stock. The term “Junior Stock” shall mean the Common Stock and any other stock of the Company ranking junior to the Series A Preferred Stock as to dividend rights and distribution rights on liquidation, dissolution and winding up.

Liquidation Preference. The term “Liquidation Preference” shall mean the Stated Value per share plus any accrued and unpaid dividends per share.

Original Issuance Date. With respect to any individual share of Series A Preferred Stock, the term “Original Issuance Date” shall mean the date on which payment and executed subscription documents are first received and accepted by the Company for such share of Series A Preferred Stock.

Stated Value. The term “Stated Value” shall mean $25.00 per share of Series A Preferred Stock.

2.	Series A Preferred Stock Designation, Rank and Number.

(a)	Designation; Rank. This series of preferred stock shall be designated the “Series A Preferred Stock” no par value per share. The Series A Preferred Stock shall rank, with respect to dividend rights and distributions on liquidation, winding-up and dissolution, senior to all classes of Junior Stock.

(b)	Authorized Number. The authorized number of shares constituting the Series A Preferred Stock shall be 160,000 shares.

3.	Dividends.

The holders of shares of Series A Preferred Stock shall be entitled to receive, out of any assets at the time legally available therefore, and when and as declared by the Board of Directors, cumulative cash dividends on each outstanding share of Series A Preferred Stock, at an annual rate equal to 12% of the Stated Value. Dividends shall accrue beginning on the Original Issuance Date and shall be payable quarterly in arrears on the last business day of March, June, September and December of each year following the Original Issuance Date (each a “Dividend Payment Date”). Dividends on the Series A Preferred Stock shall be cumulative. The Company may not pay cash dividends on, or make any cash distribution to nor repurchase any of its Junior Stock for any dividend period unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock, without interest, are fully paid.

4.	Distributions Upon Liquidation, Dissolution or Winding Up.

(a)	In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Company, before any payment or distribution shall be made to the holders of Junior Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company in cash or property at its fair market value, as reasonably determined by the Board of Directors of the Company, the Liquidation Preference per share. Upon any such liquidation, dissolution or winding up of the Company, after the holders of Series A Preferred Stock have been paid in full the Liquidation Preference per share, the remaining net assets of the Company shall be distributed to the holders of Junior Stock.

(b)	If, upon any such liquidation, dissolution or other winding up of the affairs of the Company, the assets of the Company shall be insufficient to permit the payment in full of the Liquidation Preference per share on the Series A Preferred Stock, then the assets of the Company shall be ratably distributed among the holders of Series A Preferred Stock in proportion to the full amounts to which they would otherwise be respectively entitled if all preference amounts due thereon were paid in full.

(c)	For purposes of this Section 4, neither the merger or consolidation of the Company with or into one or more entities, nor the merger or consolidation of any one or more entities with or into the Company, nor a sale, transfer, lease, conveyance, exchange or other disposition of all or any part of the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company.

5.	Voting Rights.

Except as otherwise required by law, the Series A Preferred Stock shall not have any voting rights. Notwithstanding anything contrary in this Section 5, however, the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, shall be required to effect any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences, or special rights of the shares of Series A Preferred Stock so as to affect them adversely.

6.	Redemption.

(a)	Optional Redemption. On or after the earlier of a Change in Control (as defined in Subsection 6(g) below) or the third anniversary of the Original Issuance Date, and subject to the holder’s conversion rights under Section 7, the Company, at its option, subject to the approval of the appropriate regulatory authorities, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the outstanding shares of Series A Preferred Stock, upon notice given as provided in Subsection 6(c) below, at a redemption price equal to the Liquidation Preference per share.

(b)	No Sinking Fund. The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series A Preferred Stock will have no right to require redemption or repurchase of any shares of Series A Preferred Stock.

(c)	Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption (or, in the event of a redemption following a Change in Control, the expected date of the redemption, which may be immediately prior to the consummation of the contemplated transaction). Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. A redemption following a Change in Control may, in the Company’s discretion, be conditioned upon the consummation of the contemplated transaction.

(d)

Partial Redemption. In case of any redemption of part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable.

Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)	Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Company, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Company, after which time the holders of the shares so called for redemption shall look only to the Company for payment of the redemption price of such shares.

(f)	Status of Redeemed Shares. Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series A Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series A Preferred Stock).

(g)	For purposes of this Section 6, “Change in Control” of the Company shall mean the occurrence of, or execution of definitive documentation that would effect, any one of the following:

(i)	During any twelve (12) month period the individuals who are members of the Board of Directors of the Company (the “Incumbent Board”), cease for any reason to constitute at least 50% of the Board of Directors of the Company; provided, however, that if the election, or nomination for election by the shareholders, of any new director was approved in advance by a vote of at least 50% of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board.

(ii)

The acquisition of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term “person” is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) or more than one Person acting as a group, immediately after which such Person or group has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the Company’s then outstanding Voting Securities.

(iii)	Any one Person, or more than one Person acting as a group, acquires (or has acquired during the 12-month period ending of the date of the most recent acquisition by such Person or Persons) securities of the Company representing 30% or more of the Voting Securities; provided, however, that the event described in this paragraph (iii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (C) by an underwriter temporarily holding securities pursuant to an offering of such securities.

(iv)	Any one Person, or more than one Person acting as a group, acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of such entity (determined without regard to any liabilities associated with such assets) immediately prior to such acquisition or acquisitions, without regard to assets transferred to: (A) a shareholder or owner of the Company (immediately before the asset transfer) in exchange for or with respect to its stock, (B) an organization, 50% or more of the total value or voting power of which is owned directly or indirectly, by the Company immediately after the transfer, (C) a Person, or more than one Person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of the Company immediately after the transfer or (D) an organization, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person, or more than one Person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of the Company immediately after the transfer.

7.	Conversion.

(a)

Conversion Rights. Beginning upon the earlier of a notice of redemption as contemplated under Subsection 6(c) or one year from the Original Issuance Date, and subject to applicable securities laws, the Series A Preferred Stock shall be convertible at the option of the holder into shares of Common Stock. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate(s) therefor at the office of the Company or of any transfer agent for the Series A Preferred Stock and shall give written notice to the Company at such office that it elects to convert the same. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of the holder, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(b)	Conversion Rate. For purposes of this Section 7, the shares of Series A Preferred Stock shall be converted at the times and under the conditions described in this Section 7, at the rate (the “Conversion Rate”) of one share of Series A Preferred Stock to the number of shares of Common Stock that equals the quotient obtained by dividing the Liquidation Preference, by the Conversion Price (as hereinafter defined). Thus, the number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon any conversion provided for in this Section 7 shall be the product obtained by multiplying the Conversion Rate by the number of shares of Series A Preferred Stock being converted. The “Conversion Price” for the Series A Preferred Stock shall be equal to $6.00, except as otherwise adjusted as provided hereafter in this Section 7.

(c)	Adjustment for Subdivisions or Combinations of Common Stock. In the event the Company at any time or from time to time after the date on which Articles of Amendment adding this Certificate of Designations are filed with the Georgia Secretary of State (the “Filing Date”) effects a subdivision or combination of the outstanding Common Stock into a greater or lesser number of shares without a proportionate and corresponding subdivision or combination of the outstanding Series A Preferred Stock, then, and in each such event, the Conversion Price (and the corresponding Conversion Rate) shall be increased or decreased proportionately.

(d)

Adjustments for Dividends, Distributions and Common Stock Equivalents. In the event that the Company at any time or from time to time after the Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into or entitling the holder thereof to receive additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder of such Common Stock Equivalents or the additional shares of Common Stock, and without a proportionate and corresponding dividend or other distribution to holders of Series A Preferred Stock, then and in each such event the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for subsequent adjustment of such number) of Common Stock issuable in payment of such dividend or distribution or upon conversion or exercise of such Common Stock Equivalents shall be deemed, for purposes of this Subsection 7(d), to be issued and outstanding as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date. In each such event the Conversion Price shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price by a fraction,

(i)	the numerator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(ii)	the denominator of which shall be the total number of shares of Common Stock (A) issued and outstanding or deemed pursuant to the terms hereof to be issued and outstanding (not including any shares described in clause (B) immediately below), immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution or upon such conversion or exercise of such Common Stock Equivalents;

provided, however, that (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price (and the corresponding Conversion Rate) shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price (and the corresponding Conversion Rate) shall be adjusted pursuant to this Subsection 7(d) as of the time of actual payment of such dividend or distribution; or (ii) if such Common Stock Equivalents provide, with the passage of time or otherwise, for any decrease in the number of shares of Common Stock issuable upon conversion or exercise thereof (or upon the occurrence of a record date with respect thereto), the Conversion Price (and the corresponding Conversion Rate) computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such decrease becoming effective, be recomputed to reflect such decrease insofar as it affects the rights of conversion or exercise of the Common Stock Equivalents then outstanding; or (iii) upon the expiration of any rights of conversion or exercise under any unexercised Common Stock Equivalents, the Conversion Price (and the corresponding Conversion Rate) computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if the only additional shares of Common Stock issued were the shares of such stock, if any, actually issued upon the conversion or exercise of such Common Stock Equivalents; or (iv) in the event of issuance of Common Stock Equivalents that expire by their terms not more than sixty (60) days after the date of issuance thereof, no adjustments of the Conversion Price (or the corresponding Conversion Rate) shall be made until the expiration or exercise of all such Common Stock Equivalents, whereupon the adjustment otherwise required by this Subsection 7(d) shall be made in the manner provided herein.

(e)	De Minimis Adjustments. No adjustment to the Conversion Price (and, thereby, the Conversion Rate) shall be made if such adjustment would result in a change in the Conversion Price of less than $.01. Any adjustment of less than $.01 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $.01 or more in the Conversion Price.

(f)	Fractional Shares. No fractional shares of Common Stock shall be issued upon exchange of the Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon exchange or more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the exchange would result in the issuance of any fractional share. If, after the aforementioned aggregation, the exchange would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value, as determined by the Board of Directors of the Company, of the Common Stock on the date of exchange.

(g)	Reservation of Stock Issuable Upon Exchange. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exchange of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exchange of all outstanding shares of Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exchange of all then outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose; provided, however, that the Company shall not issue shares of Common Stock that are reserved for the purpose of effecting the exchange of the shares of Series A Preferred Stock.

8.	Exclusion of Other Rights.

Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any voting powers, preferences and relative, participating, preemptive, subscription or other special rights, other than those specifically set forth in this Certificate of Designation (as such Certificate of Designation may be amended from time to time) and in the Articles of Incorporation.

9.	Status of Reacquired Shares.

Shares of Series A Preferred Stock repurchased or redeemed by the Company shall be canceled and shall revert to authorized but unissued shares of blank preferred stock, undesignated as to series, subject to reissuance by the Company as shares of preferred stock of any one or more series, including, without limitation and subject to the restrictions and limitations set forth herein, Series A Preferred Stock.

10.	Headings of Subdivisions.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

11.	Severability of Provisions.

If any voting powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative. participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.